Exhibit 1.01
Conflict Minerals Report of Vera Bradley, Inc.
Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934

COMPANY OVERVIEW
This Conflict Minerals Report has been prepared by the management of Vera Bradley, Inc. (herein referred to as the “Company”, “we”, “us”, or “our”) for calendar year 2024 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

Vera Bradley, Inc. is committed to ethical sourcing and responsible supply chain management. As part of our dedication to corporate social responsibility, we recognize the importance of identifying and mitigating the risks associated with conflict minerals in our supply chain. This Conflict Minerals Report (the ‘Report”) outlines our efforts in compliance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued by the Securities and Exchange Commission (SEC).

Vera Bradley, Inc. designs and sells a large portfolio of products and services. Vera Bradley, Inc. is a leading designer of women’s handbags, luggage and travel items, fashion and home accessories, and unique gifts. The brand’s innovative designs, iconic patterns, and bold colors inspire and connect women unlike any other brand in the global marketplace.

INTRODUCTION
For the 2024 calendar year, Vera Bradley, Inc. determined that tin and gold (“3TGs”) were necessary to the functionality or production of components or products that were manufactured or contracted to be manufactured. Therefore, Vera Bradley, Inc. conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the 3TGs in its products originated in the Conflict Affected High Risk Areas (CAHRAs) and Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”).

Based on its RCOI, Vera Bradley, Inc. believes that its products could contain 3TGs that may have originated in the Covered Countries and, therefore, in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (from here on referred to “Section 1502 of the Dodd-Frank Act” or “the Rule”), performed due diligence on the source and chain of custody of the 3TGs in question to determine whether its products are “DRC Conflict Free.” The Company designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework in the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High-Risk Areas and the related supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”).

Vera Bradley, Inc. is committed to complying with the requirements of the Rule and upholding responsible sourcing practices. As such, the Company has put into place a robust due diligence program to ensure its contributions to upholding human rights and responsible practices across the supply chain.

CONFLICT MINERALS PROGRAM & POLICY
The company has actively engaged with its customers and suppliers for several years with respect to the use of conflict minerals. Vera Bradley, Inc. adopted a conflict minerals policy articulating the conflict minerals supply chain due diligence process and the Company’s commitments to reporting obligations regarding conflict minerals. The policy is available online and can be found here: https://verabradley.com/pages/supply-chain.

REASONABLE COUNTRY OF ORIGIN INQUIRY
To determine whether necessary 3TGs in products originated in Covered Countries, Vera Bradley, Inc. partnered with Assent, a third-party service provider, to assist in reviewing the supply chain and identifying risks. The Company provided a list composed of suppliers and parts associated with the in-scope products to Assent for upload to the Assent Compliance Manager.

To collect data on the materials’ sources of origin procured by the supply chain, Vera Bradley, Inc. utilized the Conflict Minerals Reporting Template (“CMRT”) version 6.2 or higher to conduct a survey of all in- scope suppliers.

During the supplier survey, the Company contacted suppliers via the Assent Compliance Manager, a software-as-a-service (SaaS) platform provided by Assent that enables users to complete and track supplier communications and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment, and management. The Assent Compliance

Manager also provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement. Additionally, the metrics provided in this report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations performed, are managed through this platform.

Via the Assent Compliance Manager and Assent team, the Company requested that all in scope suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of this template were included, if necessary. Assent monitored and tracked all communications in the Assent Compliance Manager for future reporting and transparency. Vera Bradley, Inc. directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested these suppliers complete the CMRT and submit it to Assent.

The Company’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on questions within the declaration tab of the CMRT which helps to identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of tier 1 and tier 2 suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.

All submitted forms are accepted to retain data, but they are classified as valid or invalid. Suppliers are contacted regarding invalid forms and are encouraged to resubmit a valid form. Suppliers are also provided with guidance on how to correct these validation errors in the form of feedback on their CMRT submission, training courses and direct engagement help through Assent’s multilingual Supplier Experience team.

As of April 15, 2025, there were 46 suppliers in scope of the conflict minerals program and 46 provided a completed CMRT. Vera Bradley, Inc.’s total response rate for this reporting year was 100%. These metrics are summarized in the table below in order to assess progress from prior years:

Year	Suppliers in Scope	% Responded
RY 2023	75	100%
RY 2024	46	100%

Based on the findings through the RCOI process, the Company was able to determine the countries of origin for the minerals (such as 3TGs) in its products. As such, Vera Bradley, Inc. can perform further due diligence on the source and chain of custody of the minerals in question.

DUE DILIGENCE

Design of Due Diligence
Vera Bradley, Inc. designed its due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. The program aligns with the five steps for due diligence that are described by the OECD Guidance and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.

Due diligence requires the Company’s necessary reliance on data provided by direct suppliers and third- party audit programs. There is a risk of incomplete or inaccurate data as the process cannot fully be owned by the Company. However, through continued outreach and process validation, this aligns with industry standards and market expectations for downstream companies’ due diligence.

DUE DILIGENCE PERFORMED

1) Establish Strong Company Management Systems

Compliance Team
Vera Bradley, Inc. established a cross-functional compliance team led by Laura Boswell, Quality
& Compliance Manager. The Company also uses a third-party service provider, Assent, to assist with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence steps that the Company will undertake with suppliers regarding conflict minerals.

The Company leverages Assent’s Managed Services to work with dedicated program specialists, who support Vera Bradley’s conflict minerals program. The Company communicates regularly with the Assent team to receive updates on program status. Each member of Assent’s Customer Success team is trained in conflict minerals compliance and understands the intricacies of the CMRT and conflict minerals reporting, as well as Section 1502 of the Dodd-Frank Act.

Control Systems
The Company expects all suppliers to have policies and procedures in place to ensure that 3TGs used in the production of the products sold to Vera Bradley, Inc. are DRC conflict-free. This means that the products must not contain 3TGs that directly or indirectly finance or benefit armed groups in the Covered Countries. The Company relies on direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied, including sources of 3TGs that are supplied to them from lower-tier suppliers.

Vera Bradley, Inc.’s Supplier Code of Conduct applies to all direct suppliers and outlines certain expected behaviors and practices. This code of conduct is based on industry and internationally accepted principles. The Supplier Code of Conduct is provided to all direct suppliers. If a supplier does not meet the Company’s requirements based on the findings, the relationship with this supplier will be evaluated and possibly discontinued. The Supplier Code of Conduct is reviewed annually to ensure it continues to align with industry best practices.

Supplier Engagement
Vera Bradley, Inc. has a strong relationship with Tier 1 direct suppliers. As an extremely important part of the supply chain, Vera Bradley, Inc. has leveraged processes and educational opportunities in order to ensure non-English speaking suppliers have access to a free platform to upload their CMRTs, help desk support and other multilingual resources. The Company’s suppliers are able to leverage Assent’s team of supplier support specialists to ensure they receive appropriate support and understand how to properly file a CMRT. Suppliers are provided guidance in their native language, if needed.

The Company engages with suppliers directly to request a valid CMRT for the products that they supply to the Company and continues to place a strong emphasis on supplier education and training. To accomplish this, Assent’s online resources are leveraged, and all in-scope suppliers have been provided with access to their library of conflict minerals training and support resources.

Grievance Mechanisms
Vera Bradley, Inc. established grievance mechanisms whereby employees and suppliers can report violations of The Company’s policies, including conflict minerals. Suppliers and others outside of Vera Bradley, Inc. may contact the Company, including to report grievances, via a dedicated email address that is published. In addition, employees may anonymously report suspected violations. Any violations are reported to the Corporate Team.

Violations or grievances at the industry level can be reported to the RMI directly as well. This can be done at http://www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process/grievance-mechanism/.

Maintain Records
The Company has adopted a policy to retain relevant documentation for a period of five years. Through Assent, a document retention policy to retain conflict minerals related documents, including supplier responses to CMRTs and the sources identified within each reporting period, has been implemented.

2) Identifying & Assessing Risk in the Supply Chain

Supplier Risk Evaluation
Risks associated with Tier 1 suppliers’ due diligence processes were assessed by their declaration responses on a CMRT, which the Assent Compliance Manager identifies automatically based on established criteria. These risks are addressed by Assent staff and members of the Company’s internal Conflict Minerals Team, who engage with suppliers to gather pertinent data and ask for corrective actions if needed, performing an overall assessment of the supplier’s conformity status, which is referred to as “conflict minerals status.”

Risks at the supplier level may include non-responsive suppliers, incomplete CMRTs, or CMRTs that are submitted at the company level. In those cases where a company-level CMRT (such as when a company declares there are no 3TGs in any of its products) is submitted, Vera Bradley, Inc. is unable to determine if all the specified smelters and refiners were used for 3TGs in the products supplied to the Company.

Assent’s supplier risk assessment (flagging suppliers’ risk as high, medium, low) identifies problematic suppliers in the Company’s supply chain. The risk assessment is derived from the smelter validation process, which establishes risk at the smelter level via an analysis that takes into account multiple conflict minerals factors.

Smelter/Refiners Risk Evaluation
Other supply chain risks were identified by assessing the due diligence practices and audit status of smelters and refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent compared these facilities listed in the responses to the list of smelters and refiners consolidated by the RMI to ensure that the facilities met the recognized definition of a 3TGs processing facility that was operational during the 2024 calendar year.

Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (“RMAP”). Vera Bradley, Inc. does not have a direct relationship with smelters and refiners and does not perform direct audits of these entities within their pre-supply chain. Smelters that are conformant to RMAP audit standards are considered to have their sourcing validated as “conflict free or responsibly sourced.” In cases where the smelters due diligence practices have not been audited against the RMAP standard or they are considered non-conformant by RMAP, further due diligence steps are followed to notify suppliers reporting these facilities. Smelters/refiners are actively monitored to proactively identify other risks pertaining to conflict minerals.

Each facility that meets the definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

•Geographic proximity to the DRC and covered countries
•Known mineral source country of origin
•RMAP audit status
•Credible evidence of unethical or conflict sourcing
•Peer assessments conducted by credible third-party sources
•Sanctions risks

Risk mitigation activities are initiated whenever a supplier’s CMRT reported facilities of concern. Through Assent, suppliers with submissions that included any smelters of concern were immediately provided with feedback instructing that supplier to take their own independent risk mitigation actions. Examples include the submission of a product specific CMRT to better identify the connection to products that they supply to Vera Bradley, Inc. Additional escalation may have been necessary to address any continued sourcing from these smelters of concern. Suppliers are given clear performance objectives within reasonable timeframes with the goal of progressive elimination of these smelters of concern from the supply chain. In addition, suppliers are guided to the educational materials on mitigating the risks identified through the data collection process.

Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.

3) Design & Implement a Strategy to Respond to Risks
Together with Assent, Vera Bradley, Inc. developed processes to assess and respond to the risks identified in the supply chain. The Company has a risk management plan, through which the conflict minerals program is implemented, managed, and monitored. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the conflict minerals rules and the Company’s expectations.

Feedback on supplier submissions is given directly to suppliers and educational resources are provided to assist suppliers in corrective action methods or to improve their internal programs. Assent also communicates directly with smelters that have not yet been determined to be conformant with the RMAP in order to request sourcing information and encourage their involvement with the RMI program.

In cases where suppliers have continuously been non-responsive or are not committed to corrective action plans, the Company will assess if replacing that supplier is feasible. The results of the program and risk assessment are shared with the Compliance Team and the Vera Bradley, Inc. Leadership Team to ensure transparency within the Company.

4) Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain
Vera Bradley, Inc. does not have a direct relationship with any 3TG smelters or refiners and does not perform or direct audits of these entities within the supply chain. Instead, the Company relies on third-party audits of smelters and refiners conducted as part of the RMAP. The RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.

Assent also directly contacts smelters and refiners that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each facilities’ sourcing practices on behalf of its compliance partners. Vera Bradley is a signatory of this communication in accordance with the requirements of downstream companies detailed in the OECD Guidance.

5) Report Annually on Supply Chain Due Diligence
Vera Bradley, Inc. has filed the Form SD and this report for the year ended December 31, 2024, with the U.S. Securities and Exchange Commission.

DUE DILIGENCE RESULTS

Supply Chain Outreach Results
Supply chain outreach is required to identify the upstream sources of origin of tin, tantalum, tungsten, and gold. Following the industry standard process, CMRTs are sent to and requested from Tier 1 suppliers, who are expected to follow this process until the smelter and refiner sources are identified. The following is the result of the outreach conducted by Vera Bradley, Inc. for the 2024 reporting year.

Supply Chain Outreach Metrics

Number of In-Scope Suppliers	Change in Number of In-Scope Suppliers from 2023	Response Rate
46	-29	100%

Upstream Data Transparency
Appendix A includes all smelters/refiners that suppliers listed in completed CMRTs that met the recognized definition of a 3TGs processing facility and were operational in 2024. As is a common practice when requests are sent upstream in the supply chain, those who purchase materials from smelters may not be able to determine exactly which company’s product lines the materials may end up in. As a result, those providing the smelters/refiners have the practice to list all smelters/refiners they may purchase from within the reporting period. Therefore, the smelters/refiners (as sources) listed in Appendix A are likely to be more comprehensive than the list of smelters/refiners which actually processed the 3TGs contained in Vera Bradley, Inc.’s products.

Country of Origin
Appendix B includes an aggregated list of countries of origin from which the reported facilities collectively source 3TGs, based on reasonable identification of country of origin data obtained via Assent’s supply chain database. As previously mentioned, it is understood overreporting might occur which could result in Appendix B including more countries than those strictly relevant to Vera Bradley, Inc.’s products.

STEPS TO BE TAKEN TO MITIGATE RISK

With the help of our third-party service provider, Assent, Vera Bradley, Inc. will continue to take the following steps to improve the due diligence conducted to mitigate any risk that the necessary 3TGs in the Company’s products could originate from Conflict-Affected and High-Risk Areas:

•Continue to evaluate upstream sources through a broader set of tools to evaluate risk. These include, but are not limited to:
◦Using a comprehensive smelter and refiner library with detailed status and notes for each entity.
◦Scanning for verifiable media sources on each smelter and refiner to flag risk issues.
◦Comparing the list of smelters/refiners against government watch and denied parties lists.
•Engage with suppliers more closely and provide more information and training resources regarding responsible sourcing of 3TGs.

•Following the OECD Guidance process, increase the emphasis on clean and validated smelter and refiner information from the supply chain through feedback and detailed smelter analysis.

FORWARD LOOKING STATEMENTS
This Conflict Minerals Report contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical or current fact included in this report are forward-looking statements. Forward-looking statements refer to our current expectations and projections. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “might,” “will,” “should,” “can have,” and “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future events. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

APPENDIX A: Smelter List

Mineral	Smelter Name	Facility Location
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China
Gold	Metalor Technologies S.A.	Switzerland
Gold	Umicore Precious Metals Thailand	Thailand

APPENDIX B: Countries of Origin

•Andorra
•Australia
•Belgium
•Bolivia (Plurinational State of)
•Brazil
•Canada
•Chile
•China
•Congo
•Democratic Republic of the Congo
•Germany
•Hong Kong
•Indonesia
•Ireland
•Japan
•Malaysia
•Mexico
•Mongolia
•Myanmar
•Niger
•Nigeria
•Peru
•Recycled/Scrap
•Singapore
•Sudan
•Sweden
•Switzerland
•Tanzania
•United Kingdom
•United States

APPENDIX C: Conflict Minerals Assent Dashboard Summary

Suppliers Response Rate

100%

Suppliers in Scope
46

Suppliers Out of Scope
50

Suppliers Responded
46

Parts Response Rate

0.00%

Parts in Scope
0

Parts Out of Scope
864

Parts Responded
0

ⓘSupplier Status

Not Submitted	0
Complete	46
Incomplete	0
Invalid Submission	0

Part Status

Not Submitted	0
Complete	0
Incomplete	0
Invalid Submission	0

Conflict Minerals Claim Risk

No 3TGs
Non-DRC 3TGs
DRC Conflict Free
DRC Undeterminable

Conflict Minerals Program Strength

No 3TGs
Strong
Weak

3TGs Breakdown

Tin
Tungsten
Tantalum
Gold

Suppliers By Smelter Risk

Low
Medium
High

Age of Submitted CMRTs

0-30 Days
31-90 Days
91-180 Days
More Than 180 Days

Submission Method

SUPO
ASM
Shared